




PJ WESTERN

Papa John's Central & Eastern Europe

May 2021

Confidential

Great Growth Potential in Undersaturated Pizza Markets

Population per Branded Pizza Restaurants


UNITED STATES
Pizza
10 000 PEOPLE
GERMANY
Pizza
40 000 PEOPLE
RUSSIA
Pizza
140 000 PEOPLE

Investment Highlights

1	Exclusive rights to Papa John's across markets with population of more than 260 million, equivalent to nearly 80% of the US population
2	Markets include 3 of the top 7 pizza markets in the world
3	Managed by team with 14-year track record, building largest Papa John's franchise in the world with an initial investment of $233,000
4	Propriety IT platforms for online sales, driver tracking and quality control with patent pending
5	Market potential for Company of 5X current store portfolio –up to 1,500 Papa John's
6	Diversified income streams — royalties from sub-franchised restaurants, income from equity owned restaurants, sale of dough and ingredients, and IT fees from franchised restaurants
7	100% Company ownership of supply chain with 7 dough production centers

PJ Western Company History



10th store opened
Mr. Wynne acquires 51%
CapMan acquires 49%
CapMan makes 2nd investment
Sanctions implemented affecting Supply
Ruble devaluation
Baring Vostok acquires 37%
Acquires Local Pizza Chain in Germany
Company Opens First Papa John's in Germany
2003
2005
2007
2009
2011
2013
2015
2017
2018
2019
2020
2021
First Papa John's opens in Russia
Mr. Wynne acquires Russia Master Franchise with 4 stores PJ Western formed
Global Recession Begins
First sub-franchised store opens
25th store opened
Enter 2nd country (Belarus)
100th store opened
Expand into Central Europe (Poland)
Entry into new countries, Kazakhstan & Kyrgyzstan

Throughout the whole history, the PJ Western is developing and entering new markets



Franchisee restaurants
Own restaurants
Opening of the first store in Russia
Buying a business by the current owner
Opening of the first franchisee store
Opening of the first store in Belarus
Opening of the first store in Poland
The stores in Kyrgyzstan and Kazakhstan
Acquisition of UNO in Germany
COVID
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
Own: 1 3 3 3 4 7 9 1 19 26 32 37 43 55 62 85 147 120
Franchisee: 1 1 2 4 14 20 28 38 51 74 99
Total
1 3 3 3 4 7 9 15 20 28 36 51 63 83 100 142 221 219(1)

1. Projected number at the end of 2020.

PJ Western Supply Chain Extends 7,500 km

PJ Western 2021 Geographic Footprint


RUSSIA
YAKUTSK
NORILSK
GERMANY
POLAND
BELARUS
DUSSELDORF
HAMBURG
CLOGNE
FRANKFURT AM MAIN
BERLIN
POZNAN
WROCLAW
WARSAW
PRAGUE
MUNICH
CZECH REPUBLIC
KRAKOW
BREST
MINSK
BRATISLAVA
SLOVAKIA
ST. PETERSBURG
MOSCOW
NIZHNY NOVGOROD
PERM
EKATERINBURG
TUMEN
SURGUT
NIZHNEVARTOVSK
KRASNOYARSK
IRKUTSK
VLADIVOSTOK
KAZAN
UFA
SAMARA
OMSK
NOVOSIBIRSK
KRASNODAR
SOCHI
NUR-SULTAN
KAZAKHSTAN
ALMATY
KYRGYZSTAN
BISHKEK
OSH



202-22-22


ПАПА ДЖОНС

Proven Track Record





ДОСТАВКА ПИЦЦЫ
202-22-22





ПИЦЦА
ПАПА ДЖОНС
ДОСТАВК

12 years of consistent year on year revenue growth (RUR)

Papa John's International Franchise of the Year 2014 & 2017



Historical System Sales (million on RUR)
Historical Annual
12 Year CAGR
31.2%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Proven Track Record








ПАПА ДЖОНС

12 years of consistent year on year revenue growth (RUR)

Papa John's Interational Franchise of the Year 2014 & 2017


Historical System Sales (million on RUR)
Projected Growth
Historical Annual
12 Year CAGR
31.2%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

Leveraging Existing Assets Across New Markets

Proprietary IT Assets
- Proprietary customer facing IT assets including: Website, Mob App, & Courier App
- Patent pending AI quality control system
- Business control through business intel platforms

+

Supply Chain & Logistics network
- Contiguous logistic coverage spanning 7,000km
- Dough production facilities
- Control of quality
- Revenue and Margin Control
- 10-50% Gross Margin

+

Franchise Development Platform
- Unified asset library
- Royalty stream
- Marketing revenue stream
- Rent revenue stream

PJ Western


IOS & Android Apps
Website
Franchisee Portal
Business Intelligence
PIZZA
PAPA JOHN'S
Supply Chain Infrastructure
Quality Control AI

Leveraging brand ambassadors and key partnerships

Key Demographic Highlights

45-50%
of all pizza consumption is done by people under the age of 35

17-20%
of people under the age of 30 consume pizza every day

79%
of millennials will switch brands to those who help them make a difference

72%
of PJ Western customers are under the age of 35

Partnerships and Co-Promotions

Range of activities include online and email promotions, brand placement, philanthropy, and team sponsorship

Brand Ambassadors and Community Engagement

Alexander Ovechkin


Наш Богатырь!



Community Engagement





Existing infrastructure supports continued growth in Russia…

Key Market Highlights

Largest Population in Europe	15 cities with over 1mm people	Established Brand Dominance	30% annual growth for fast food delivery market

Potential New PJ Western Stores



149
115
336

Market Potential

Identified White Space

- Estimated potential of 2,500 more pizzerias across Russia with PJ Western being able to capture 30-40% of the market
- Limited international pizza brand competition, Domino's and Pizza Hut currently only operate 146 and 59 stores respectively

PJ Western Strategy

- Approximately 85% delivery allows for opening of "dark stores" increasing profitability of each store(1)
- Franchising in regions allows for additional 400 or more new stores over next 7-10 years
- Fee based model generating revenue from website, payment systems and sale of ingredients

Total market in Russia potential gives opportunity to open at least 600 stores within 5-7 years.

Based on test dark stores currently in operation in Moscow

…and existing assets in Poland allows further expansion through Central Europe…

1200+ Store Potential in Central Europe

German QCC will be able to service territory of Germany and neighbouring countries with ingredients and supplies.



Legend:
n - number of zone
- QCC
- delivery range of QCC
Warsaw QCC
German QCC
(planned)

Central Europe Supply Chain

Zone 1 (Existing Dough Production Facility): East and North Germany, Poland, Czech and Slovakia

Zone 2 (Planned Dough Production Facility): West and South Germany, Netherlands, Switzerland and Belgium

Development Potential >1000 stores

Territory	Population (mln)	Number of Stores (10 Years)	Est Avg Check (€)
East and North Germany	44,8	450	19
Poland	38,4	150	11
Czech	10,7	20	13
Slovakia	5,5	15	12
Total Zone 1	**99,4**	**635**	
West and South Germany	36,7	350	22
Netherlands	17,2	70	18
Switzerland	8,9	35,0	24,0
Belgium	11,5	40	19
Total Zone 2	**74,25**	**495**	
Total Zones 1 + 2	**173,65**	**1130**	

Notes:
Company has exclusive rights for Germany, Poland, and is in preliminary discussions regarding Czech & Slovakia.

Numbers shown for Belgium, Netherlands, Switzerland show potential number of stores that could be serviced by Company's Supply Chain and do not reflect current equity store development plans.

…into the largest, most underdeveloped market in Europe, Germany.

Key Market Highlights

- **Tremendous under supply of Pizza Delivery**
- **Germany Highest Income Per Capita in Europe**
- **Highly Segmented Pizza Market**
- **4th Largest Consumer of Pizza Globally**

Targeted Number of PJ Western Stores



41
49
88
72

Market Potential

Pizza consumption per capita potential, *2016*



134
123
86
70
67
57
52
49
42

Conversion of Local Chain to Papa John's



Kiel
Hamburg
Schwerin
Hannover
Berlin
Potsdam
Magdeburg
Düsseldorf
Erfurt
Halle/
Frankf
Mainz
Saarbrucken
Stuttga
- Number of Restaurants
- HQ in Halle
Halle - 5
Magdeburg - 3
Merseburg - 1
Leipzig - 4
Erfurt - 2*

Total market potential gives opportunity to open more than 800 stores within 7-10 years.

…and build out of Poland allows further expansion through Central Europe…

Key Market Highlights

8th largest European country *POLAND*	Highly underdeveloped pizza delivery market *GERMANY*	Highest Avg Check in Europe: 22 EUR *GERMANY*	Pizza is the #1 choice for consumers for food delivery

European Expansion



St Petersburg QCC
Estonia
Latvia
Lithuania
Moscow QCC
Poland
Belarus
Netherlands
Germany
Warsaw QCC
Belgium
Ukraine
Switzerland
Hungary
Romania

Market Potential

Identified White Space	■ **800-1200+ store potential in Central Europe** ■ Potential for 100 stores in Poland based on initial estimates; Possible Acquisition of Telepizza ■ Switzerland currently has c. 100 Domino's stores and no Papa Johns locations
PJ Western Strategy	■ Developed Warsaw QCC which allows for logistical support to Central Europe ■ Possible Acquisition of Telepizza Poland & Czech; +80 Stores ■ Acquisition of Local German Chains, Freddy Fresh, Smiley's and others and convert to Papa John's ■ Opening of QCC in Western Germany to support further expansion West.

Existing PJ Western infrastructure allows for rapid expansion across additional countries.

PizzaM Patent Pending Quality Control System


SCAN
CALCULATING


MOZZARELLA
TRADITIONALLY ITALIAN CHEESE
CHAMPIGNONS
BEST MUSHROOMS
OLIVES
TOP GRADE


9.2

Database

- Quality control, in-store operating system
- Trained by database of 700,000 photos of pizzas made around the world in the last 7 years
- Aggregates historical data at store and regional level

Artificial Intelligence

- Artificial intelligence estimates each pizza by dozen of criteria
  - Crust color and uniformity of cheese / ingredient distribution
  - Scored based upon 1-10 system

Real Time Quality Score

- If pizza does not pass assessment, store will be immediately notified and the pizza will be remade for delivery
- Immediate and historical employee feedback and management

Patent Pending

Easily integrated into any Papa John's worldwide.

Yandex.Rover Delivery bot

PJ realized Rover deliveries in 2021

The Rover is a delivery robot that uses Yandex's unmanned technologies to autonomously navigate sidewalks and footpaths.

Accommodates:

- Large pizza (40 cm) x 5 items
- 4,5 liters of water bottles

Rover abilities:

- ✓ Perform last-mile deliveries on pre-mapped area
- ✓ Operate during daylight, night, average snow and rain
- ✓ Navigate autonomously between pick up and drop off points
- ✓ Use regulated and unregulated crosswalks
- ✓ Accept the following commands via API / Web interface:
  - Go from current location to any other points within mapped area;
  - Open / close trunk lid;
  - Return to the point of origin or follow to another point.
- ✓ Operate autonomously without continuous remote supervision


Yandex
Yandex


PIZZA
PAPA JOHN'S

…leading to best-in-class customer life-time value

Annual Revenue Per Customer (RUB)

Customers Acquired in Year Ending,

	2013	2014	2015	2016	2017	2018	2019
Year 1	1 987	2 106	2 326	2 494	4 530	2 708	2 614
Year 2	3 753	4 057	4 615	4 981	7 539	4 743	
Year 3	4 063	4 558	5 132	4 792	6 632		
Year 4	4 610	5 478	4 932	4 150			
Year 5	5 280	5 862	4 382				
Year 6	5 311	5 445					
Year 7	4 776						
LTV	**29 779**	**27 508**	**21 387**	**16 418**	**18 701**	**7 451**	**2 614**

Annual Transactions Per Customer

Customers Acquired in Year Ending,

	2013	2014	2015	2016	2017	2018	2019
Year 1	0,91	1,04	1,12	1,20	3,03	2,02	2,13
Year 2	2,41	2,71	2,82	3,59	7,06	3,96	
Year 3	2,86	3,15	3,76	3,77	6,72		
Year 4	3,29	4,22	3,86	3,34			
Year 5	4,00	4,84	3,52				
Year 6	4,16	4,95					
Year 7	4,00						
Total	**21,63**	**20,91**	**15,08**	**11,91**	**16,81**	**5,98**	**2,13**

Marketing efforts have resulted in highly valuable customers across PJ Western network.

Financial Overview

Summary

PJW	2020 EST	2021	2022	2023	2024	2025	2026	2027	2028	2029
Openings in period Russia	17	36	29	29	31	32	30	30	30	31
Openings in period Germany	5	5	10	15	25	25	25	25	25	25
Openings in period Poland	5	5	7	10	10	10	10	10	10	10
Acquisition Czech	0	0	0	0	0	0	0	0	0	0
Openings in period Czech	0	1	3	3	3	3	4	3	0	0
Acquisition Poland	0	0	0	0	0	0	0	0	0	0
Total Restaurants eop	197	244	293	350	419	489	558	626	691	757

PJW, kUSD	2020 EST	2021	2022	2023	2024	2025	2026	2027	2028	2029
System Sales	83 225	101 416	120 661	148 477	184 682	225 252	265 660	306 406	346 903	387 578
Growth	*-14,5%*	*21,9%*	*19,0%*	*23,1%*	*24,4%*	*22,0%*	*17,9%*	*15,3%*	*13,2%*	*11,7%*
Company Revenue	73 341	73 550	83 478	93 836	106 949	121 422	135 832	150 274	164 522	178 689
Cost of Goods Sold	-33 871	-34 198	-39 432	-45 013	-51 861	-59 445	-66 992	-74 490	-81 824	-89 050
Gross Margin	39 471	39 352	44 046	48 823	55 088	61 978	68 840	75 784	82 698	89 639
Operating Expenses	-31 952	-29 038	-30 840	-32 518	-34 368	-36 482	-38 604	-40 809	-43 000	-45 182
Federal Marketing Investment	0	0	-1 426	-1 692	-1 979	-2 291	-2 623	-2 974	-3 343	-3 739
G&A	-5 645	-4 991	-6 028	-6 275	-6 636	-6 988	-7 338	-7 707	-8 086	-8 476
EBITDA	1 874	5 324	5 751	8 338	12 104	16 216	20 274	24 294	28 269	32 242
margin	*2,6%*	*7,2%*	*6,9%*	*8,9%*	*11,3%*	*13,4%*	*14,9%*	*16,2%*	*17,2%*	*18,0%*
FCF	-7 482	4 401	2 780	5 841	9 660	12 464	15 355	18 474	21 270	24 075

Project Structure

Legal Structure

Beneficiaries of PJ Western

41.50%
Global Restaurant Management LLC (U.S.)
★ Christopher Wynne owns 65.57%
★ Alexander Ovechkin

42.83%
Baring Vostok
www.baring-vostok.com

15.67%
CapMan (Finland)
www.capman.com

PJ Western Retail Investments, Ltd (EU – Cyprus)

Governance terms established through English law shareholders' agreement

100%	100%	80%
Russia	**Poland**	**Germany**
Operating Subsidiaries (Russia LLCs) - *4 Papas LLC* - *PJ Eurasia LLC* - *PJ SPb LLC* - *and other*	**Operating Subsidiary (Poland LLC)** - *Lech Pizza LLC*	**Holding Subsidiary (USA)** - *PJ Germany LLC* **Operating Subsidiary (Germany)** - *UP Gastro GMBH*

Master Franchise Agreements:
- PJ Western:
  - Exclusive Papa John's MFA for Russia
  - Exclusive Papa John's MFA for Poland
- PJ Germany:
  - Exclusive Papa John's MFA for Germany

Designated Operating Partner
- Global Restaurant Management LLC

Contacts

Christopher Wynne
Managing Partner